REGISTRATION STATEMENT

YUNGASI, INC.

REGISTRATION STATEMENT
Yungasi, Inc. is a New York Based import and exporting company.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock.

COMMON STOCK

The company seeks funding in connections with the offering of 50,000 shares. FINANCIAL STATEMENTS

The Company is prepared to liquidate some of its assets
MANAGEMENT

AFAME W. ONWUKA
CEO/President

Afame has experience in the field of Management
Nneka P. Onwuka
Director
Nneka is a teacher at a local elementary school here in NYC.
Ugo Onwuka
Director
Ugo is a business partner and also is in the trading and creative field Odira E. Onwyka
Managing Director
Odira has a Bachelor's in Business administration

AFAME W.ONWUKA
CEO/President
/s/ AFAME W. ONWUKA